UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: November 2021
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 16, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

On November 15, 2021, Maxeon Solar Technologies, Ltd (the “Company”) and SunPower Systems International Limited (“SPSI”) entered into an amendment to the Amended and Restated Business Activities Framework Agreement (“BAFA Amendment”) signed in February 2021 with Huansheng Photovoltaic (Jiangsu) Co., Ltd (“Huansheng JV”), Huansheng New Energy (Jiangsu) Co., Ltd. (“HSNE”) and Tianjin Zhonghuan Semiconductor (“TZS”) and an amendment to the Offshore Master Supply Agreement signed in February 2021 with Huansheng JV and HSNE (the “MSA Amendment”).

The BAFA Amendment and the MSA Amendment are aimed at providing more predictability to transfer pricing applicable to Performance line modules which in turn enables the Company to be in a better position to negotiate pricing and delivery terms in distributed generation (“DG”) and utility power plant (“UPP”) projects and also enable Huansheng JV and HSNE to better forecast Performance line production volumes through more frequent forecasts and therefore be in a better position to negotiate cost reductions with vendors.

Under the MSA Amendment, for the Company’s DG sales channels, a pricing mechanism has been agreed to with Huansheng JV for P5 and P6 products based on prices set forth in a specified index for the month of scheduled delivery of the relevant products. The parties further agreed to review the pricing mechanism for P5 and P6 products at specified intervals and augment such pricing mechanism upon mutual agreement. Under the MSA Amendment, the P3 generation of products will have a fixed pricing mechanism that will be reviewed by the parties at specified intervals. These pricing arrangements have been in effect since July 6, 2021, although the MSA Amendment was not formally signed until November 2021. For the Company’s UPP projects, a profit-sharing pricing mechanism will continue to be applied. The pricing process will be based on a forecast of recurring manufacturing and financing costs upon which binding quotes will be sought and booked, provided that the binding quote is not higher than the price contracted for products or bindings offers made by Huansheng JV and HSNE for the delivery of Performance line modules in China in the same period.

The BAFA Amendment does not change the Company’s right to purchase up to 33% of Huansheng JV’s and HSNE’s annual production capacity for the sale of Performance line modules directly into global DG markets outside of China and UPP markets in the United States and Mexico regions, and SPSI’s right to take up to 33% of Huansheng JV’s and HSNE’s annual production capacity for the sale of Performance line modules into global UPP markets with the exception of China, the United States and Mexico.

EXHIBITS

Exhibit	Title

99.1
Amendment to the Offshore Master Supply Agreement, dated as of November 15, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, and SunPower Systems International Limited

99.2
Amendment to the Business Activities Framework Agreement, dated as of November 15, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, Tianjin Zhonghuan Semiconductor Co., Ltd, and SunPower Systems International Limited